Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Three Months Ended March 31,		Year ended December 31,
(in millions)	2018		2017(4)		2016(4)		2015(4)	2014(4)	2013(4)
Income before income taxes	$1,359		$5,259		$4,455		$4,602	$4,395	$3,973
Less: Net income (loss) attributable to noncontrolling interests(1)	5		37		(2)		7	(30)	19
Pre-tax income attributable to BlackRock, Inc.	1,354		5,222		4,457		4,595	4,425	3,954
Add: Fixed charges	60		247		253		261	254	258
Distributions of earnings from equity method investees	10		35		31		41	57	80
Less: (Losses) earnings from equity method investees	33		122		113		91	158	158
Pre-tax income before fixed charges	$1,391		$5,382		$4,628		$4,806	$4,578	$4,134
Fixed charges:
Interest expense	$46		$191		$205		$204	$232	$211
Interest expense on uncertain tax positions(2)	3		12		3		12	(22)	3
Portion of rent representative of interest(3)	11		44		45		45	44	44
Total fixed charges	$60		$247		$253		$261	$254	$258
Ratio of earnings to fixed charges	23.2	x	21.8	x	18.3	x	18.4x	18.0x	16.0x

(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.
(4)

BlackRock, Inc. adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) effective January 1, 2018. Financial results for 2017 and 2016 were recast to reflect the adoption of ASU 2014-09. Financial results for 2015, 2014 and 2013 reflect accounting guidance prior to ASU 2014-09.